TORKIN MANES COHEN ARBUS LLP
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                                                    Toronto, Ontario M5C 2W7
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                                                    www.torkinmanes.com








                                                    MICHAEL J. HANLEY
                                                    Direct Dial: 416-777-5431
                                                    Direct Fax: 1-888-497-8651
                                                    mhanley@torkinmanes.com
                                                    Our File No: 20959.01


                                                    ASSOCIATED WORLDWIDE WITH
                                                    ACL INTERNATIONAL
March 29, 2005

DELIVERED VIA EDGAR


United States Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C.
20549
USA

ATTENTION:    MARYSE MILLS-APENTENG MAIL STOP 4-6

Dear Sirs:

Re:      ThinkPath Inc. ("ThinkPath") Preliminary Proxy Statement on
         Schedule 14(A) Filed on March 3, 2005

         Your File No.     1-14813
--------------------------------------------------------------------------------

We wish to respond to your letter of March 23, 2005 as follows:

1. Our client has decided to withdraw proposal No. 5 (confirmation of new general By-law No. 1A) from its proxy circular for the upcoming meeting of shareholders. Upon a recently completed detailed review of its books and records our client has discovered that By-Law No. 1 passed in 1994 had actually already been replaced by a new general by-law in 1998. As the 1998 by-law is satisfactory in form and substance, management of Thinkpath have decided not to present By-law No 1A to the shareholders for approval at the upcoming meeting of shareholders. Pursuant to the Business Corporations Act (Ontario) if By-law No 1A, which is now in force having been approved by the Board of Thinkpath, is not presented to shareholders at the upcoming meeting then By-law No 1A will cease to be effective on the date of the meeting of shareholders at which it should have been presented. The result of the foregoing is that the 1998 by-law will be the governing by-law of Thinkpath from and after the upcoming meeting of shareholders.

2. In respect of proposal No. 3 the compensation committee have amended their requirement for shareholder approval for the payment of additional compensation to Mr. Declan French, reducing it from the holders of two thirds of the shares represented at the meeting to the holders of a simple majority of the shares represented at the meeting, excluding the shares held by Declan French and any other member of the board of Thinkpath.

We have enclosed a revised proxy statement (clean and black lined copies) which incorporate the revisions necessitated by the aforementioned changes.

Thank you for considering the foregoing submissions. We look forward to receipt of any further comments you may have or alternatively your confirmation that no further comments will be forthcoming in respect of the proxy statement.


Yours truly,

TORKIN MANES COHEN ARBUS LLP
Per:

(signed "Michael J. Hanley")

Michael J. Hanley
MJH/cb

Enclosure